UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

----------------------

# FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)
April 21, 2008

WASHINGTON TRUST BANCORP, INC.

------------------------------

(Exact Name of Registrant as Specified in Charter)

| Rhode Island | 0-13091 | 05-0404671 |
|---|---|---|
| -------------------- | ------------------- | -------------------- |
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

23 Broad Street, Westerly, Rhode Island 02891

-------------------------------------------------------------

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02 Results of Operations and Financial Condition.**

On April 21, 2008, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to first quarter consolidated earnings.  A copy of the press release relating to such announcement, dated April 21, 2008, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

**Item 9.01 Financial Statements and Exhibits.**

(c)        Exhibits.

| Exhibit No. | Exhibit |
|---|---|
| 99.1 | Press Release dated April 21, 2008* |

_____
*Filed herewith

## SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


WASHINGTON TRUST BANCORP, INC.

Date: April 21, 2008

By: /s/ David V. Devault
David V. Devault
Executive Vice President, Secretary, Treasurer and
Chief Financial Officer

EXHIBIT INDEX

| Exhibit No. | Exhibit |
|---|---|
| 99.1 | Press Release dated April 21, 2008* |

_____

* Filed herewith

**Exhibit 99.1**

**NASDAQ: WASH**

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: April 21, 2008
**FOR IMMEDIATE RELEASE**

### Washington Trust Announces First Quarter 2008 Earnings

**Westerly, Rhode Island**…Washington Trust Bancorp, Inc. (NASDAQ Global Market; symbol: WASH), parent company of The Washington Trust Company, today announced first quarter 2008 net income of $5.8 million, or 43 cents per diluted share. Net income for the first quarter of last year totaled $6.0 million, or 44 cents per diluted share. The returns on average equity and average assets for the first quarter of 2008 were 12.22% and 0.90%, respectively, compared to 13.66% and 1.00%, respectively, for the same period in 2007.

First Quarter 2008 Overview:
- The modest reduction in net income and earnings per share from the first quarter of 2007 was primarily due to a decline in the net interest margin. This condition reflects the impact of Federal Reserve rate cuts in recent months. In addition, the loan loss provision charged to earnings was $450 thousand in the first quarter of 2008 compared to $300 thousand in the same quarter last year, for the most part in response to loan growth.
- Wealth Management revenues for the first quarter of 2008 were up by 6 percent from the same quarter a year ago. Wealth management assets under administration increased by 4 percent from March 31, 2007 and declined by 3 percent from December 31, 2007. The decline in assets under administration in the first quarter of 2008 reflects declines in the financial markets as evidenced by the 9.9 percent decline in the S&P 500 Index.
- Noninterest expenses for the first quarter of 2008 were up by 7 percent compared to the same quarter last year, excluding the first quarter 2007 debt prepayment penalty expense of $1.1 million. Approximately 56 percent of the 2008 increase, on this basis, represents costs attributable to our wealth management business, an increase in FDIC deposit insurance costs and to a de novo branch opened in June 2007.
- Commercial loan growth continued to be strong with an increase of $46.0 million in the quarter, representing the sixth consecutive quarter of firm growth. Commercial loans have increased $127.1 million, or 21 percent, from the balance at March 31, 2007.
- Nonperforming assets remain at very manageable levels with a modest increase in nonperforming assets from $4.3 million, or 0.17% of total assets, at December 31, 2007 to $5.7 million, or 0.22% of total assets, at March 31, 2008. Net charge-offs were $3 thousand in the first quarter of 2008.

-M O R E-

John C. Warren, Washington Trust Chairman and CEO stated, "Washington Trust had a good quarter, particularly in light of the challenges facing the financial services industry. We had very strong commercial loan growth, which further reinforced our position as one of the area's top business banks. We continue to maintain good asset quality and will retain that focus in this economic environment."

<u>RESULTS OF OPERATIONS</u>
Total revenue, which consists of net interest income and noninterest income, amounted to $26.1 million for the first quarter of 2008, essentially the same as the amounts reported for the fourth quarter of 2007 and the first quarter of 2007.

Net interest income totaled $15.1 million for the first quarter of 2008, up $239 thousand, or 2 percent, compared to the fourth quarter of 2007 and up $206 thousand, or 1 percent, from the first quarter a year ago. The net interest margin (annualized tax-equivalent net interest income as a percentage of average earning assets) for the first quarter of 2008 was 2.59%, down 6 basis points from the fourth quarter of 2007 and down 22 basis points from the first quarter of 2007. Included in net interest income in 2007 was an interest recovery of $322 thousand received on a previously charged off loan. Excluding the 6 basis points attributable to the 2007 interest recovery, the net interest margin for the first quarter of 2008 was down 16 basis points from the first quarter of 2007. The decline in net interest margin is attributable to decreases in yields on prime-related commercial and consumer loans resulting from actions taken by the Federal Reserve to reduce short-term interest rates, with less commensurate reduction in deposit rates paid during the same period.

Total noninterest income amounted to $11.0 million for the first quarter of 2008, down $204 thousand from the same quarter a year ago. Included in noninterest income were net losses on securities of $45 thousand in the first quarter of 2008 and net gains on securities of $1.0 million for the first quarter a year ago. Included in the first quarter 2008 net losses of $45 thousand was the recognition of an impairment charge of $858 thousand on an equity security holding, realized gains of $232 thousand on the sale of commercial debt securities and realized gains of $581 thousand on the sale of equity securities.

Excluding net gains and losses on securities, noninterest income amounted to $11.1 million for the first three months of 2008, up $877 thousand, or 9 percent, from the same period a year ago. The increase was attributable to higher revenues from wealth management services and increases in net gains on loan sales and commissions on loans originated for others. Wealth management revenues for the first quarter of 2008 were up $388 thousand, or 6 percent, from the first quarter of 2007. Wealth management assets under

-M O R E-administration totaled $3.879 billion at March 31, 2008, down $135.6 million, or 3 percent, from December 31, 2007 and up $162.8 million, or 4 percent, from March 31, 2007. The decline in assets under administration in the first quarter of 2008 was primarily due to adverse financial market conditions.

Noninterest expenses amounted to $17.1 million for the first quarter of 2008, up $33 thousand from the same quarter a year ago. Included in noninterest expenses for 2007 was $1.1 million in debt prepayment penalties that were incurred in the first quarter of 2007 as a result of the prepayment of higher cost Federal Home Loan Bank ("FHLB") advances. Excluding the debt prepayment penalty expense, noninterest expenses for the first three months of 2008 increased $1.1 million, or 7 percent, over the same period last year. Salaries and employee benefits, the largest component of noninterest expenses, increased $531 thousand, or 5 percent, from the first quarter of 2007.

Income tax expense amounted to $2.7 million for the quarters ended March 31, 2008 and 2007. The Corporation's effective tax rate for the quarter ended March 31, 2008 was 31.8% compared to 31.4% for the same quarter last year.

ASSET QUALITY
Nonperforming assets (nonaccrual loans and property acquired through foreclosure) amounted to $5.7 million, or 0.22% of total assets, at March 31, 2008, compared to $4.3 million, or 0.17% of total assets, at December 31, 2007 and $3.1 million, or 0.13% of total assets, at March 31, 2007. There were no properties acquired through foreclosure on the balance sheet at March 31, 2008 and December 31, 2007. Nonaccrual loans as a percent of total loans stood at 0.36% at March 31, 2008 compared to 0.27% of total loans at December 31, 2007 and 0.21% of total loans at March 31, 2007. The increase in nonaccrual loans was largely due to certain commercial loan relationships moving into the non-accruing loan classification.

Total 30 day+ delinquencies amounted to $10.4 million, or 0.65% of total loans, at March 31, 2008, up $3.4 million in the first quarter of 2008, and up $2.4 million from the balance at March 31, 2007. The $3.4 million increase in total 30 day+ delinquencies in the first quarter of 2008 was primarily due to a single commercial lending relationship with a carrying value of $3.6 million at March 31, 2008, which is classified as performing.

Total residential mortgage and consumer loan 30 day+ delinquencies declined in the first quarter to $1.4 million, or 0.16% of these loans, at March 31, 2008, compared to $2.3 million, or 0.26%, at

- M O R E -

December 31, 2007. Total 90 day+ delinquencies in the residential mortgage and consumer loans portfolios amounted to $441 thousand (two loans) and $36 thousand (one loan), respectively, as of March 31, 2008. Total nonaccrual loans, which include the 90 day+ delinquencies, amounted to $1.1 million and $208 thousand in the residential mortgage and consumer loan categories, respectively, at March 31, 2008. Washington Trust has never offered a subprime residential loan program.

The Corporation's loan loss provision charged to earnings amounted to $450 thousand for the quarter ended March 31, 2008, compared to $1.0 million for the fourth quarter of 2007 and $300 thousand for the first quarter of 2007. The provision for loan losses was based on management's assessment of various factors affecting the loan portfolio, including, among others, growth in the portfolio, ongoing evaluation of credit quality and general economic conditions. Net charge-offs amounted to $3 thousand for the first three months of 2008, compared to net recoveries of $166 thousand for the same period in 2007.

The Corporation will continue to assess the adequacy of its allowance for loan losses in accordance with its established policies. The allowance for loan losses was $20.7 million, or 1.30% of total loans, at March 31, 2008, compared to $20.3 million, or 1.29% of total loans, at December 31, 2007, and $19.4 million, or 1.32% of total loans, at March 31, 2007.

FINANCIAL CONDITION
Total assets were $2.564 billion at March 31, 2008, up $24.4 million from December 31, 2007. Total loans grew by $24.9 million, or 2 percent, during the first quarter of 2008 and amounted to $1.6 billion. Commercial loans rose by $46.0 million, or 7 percent, in the first three months of 2008, and were up by $127.1 million, or 21 percent, from the March 31, 2007 balance. Residential loans decreased by $21.8 million, or 4 percent, in the first quarter of 2008. This decrease included $18.1 million in loans sold from portfolio for interest rate risk and balance sheet management purposes, which resulted in a gain on sale of $77 thousand. Consumer loans were essentially flat, increasing by $660 thousand, or 0.2 percent, in the quarter. The investment securities portfolio totaled $747.1 million at March 31, 2008, down $4.7 million from December 31, 2007. Included in the investment securities portfolio at March 31, 2008 were mortgage-backed securities with a fair value of $525.3 million. All of the Corporation's mortgage-backed securities are issued by U.S. Government sponsored agencies.

Total deposits decreased by $11.2 million in the first three months of 2008. Excluding brokered certificates of deposit, in-market deposits fell by $8.4 million, or 0.6 percent, with $14.6 million in certificate of deposit

- M O R E -

runoff and an increase of $6.8 million in money market and savings accounts. FHLBB advances totaled $658.0 million at March 31, 2008, up $41.6 million from December 31, 2007.

During the first quarter of 2008 the Corporation paid approximately $8.1 million, representing the 2007 earn-out payment pursuant to the Stock Purchase Agreement for the August 2005 acquisition of Weston Financial Group, Inc. This deferred acquisition obligation had previously been recognized as a liability in 2007 and was classified in other borrowings at December 31, 2007.

Total shareholders' equity amounted to $191.2 million at March 31, 2008, compared to $186.5 million at December 31, 2007. Book value per share as of March 31, 2008 and December 31, 2007 amounted to $14.30 and $13.97, respectively. In 2008, the Corporation adopted the required measurement date change provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans." The effect of this accounting change was a net reduction to equity of $677 thousand effective January 1, 2008.

The Corporation's capital ratios at March 31, 2008 place the Corporation in the "well-capitalized" category according to regulatory standards.

In April 2008, the Corporation sponsored the creation of Washington Preferred Capital Trust ("Washington Preferred"). Washington Preferred is a newly formed Delaware statutory trust created for the sole purpose of issuing trust preferred securities and investing the proceeds in junior subordinated debentures of the Corporation. Washington Trust Bancorp, Inc. is the owner of all of the common securities of Washington Preferred. In accordance with FASB Interpretation 46-R, "Consolidation of Variable Interest Entities—Revised", Washington Preferred is treated as an unconsolidated subsidiary. The common stock investment in the statutory trust will be included in "Other Assets" in the Consolidated Balance Sheet.

In April 2008, Washington Preferred issued $10,000,000 of trust preferred securities in a private placement to two institutional investors. The trust preferred securities mature in June 2038, are redeemable at the Corporation's option beginning after five years, and require quarterly distributions by Washington Preferred to the holders of the trust preferred securities, at a rate of 6.2275% until June 15, 2008, and resets quarterly thereafter at a rate equal to the three-month LIBOR rate plus 3.50%. The proceeds of the trust preferred securities, along with the proceeds of $310,000 from the issuance of common securities by Washington Preferred to the Corporation, were used to purchase $10,310,000 of the Corporation's floating rate junior

- M O R E -

subordinated debentures. The Corporation will use the proceeds from the sale of the junior subordinated debentures for general corporate purposes. Like the trust preferred securities, the junior subordinated debentures bear interest at a rate of 6.2275% until June 15, 2008, and resets quarterly thereafter at a rate equal to the three-month LIBOR rate plus 3.50%.

In April 2008, the Corporation also entered into a five-year interest rate swap contract with a notional amount of $10,000,000. Under the terms of this contract, Washington Trust will pay a fixed rate of 6.97% and receive a rate equal to three-month LIBOR plus 3.50%.

DIVIDENDS DECLARED
The Board of Directors declared a quarterly dividend of 20 cents per share for the quarter ended March 31, 2008. The dividend was paid on April 11, 2008 to shareholders of record on March 31, 2008.

CONFERENCE CALL
Washington Trust Chairman and Chief Executive Officer John C. Warren, and David V. Devault, Executive Vice President, Secretary, Treasurer, and Chief Financial Officer, will host a conference call on Monday April 21, 2008 at 4:30 p.m. (Eastern Time) to discuss the Corporation's first quarter results. This call is being webcast by SNL IR Solutions and can be accessed through the Investor Relations section of the Washington Trust website, www.washtrust.com. A replay of the call will be posted in this same location on the website shortly after the conclusion of the call. You may also listen to a replay by dialing (877) 344-7529 and entering Conference ID #: 417524. The replay will be available until 11:59 p.m. on April 26, 2008.

BACKGROUND
Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Market® under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

- M O R E -

## FORWARD-LOOKING STATEMENTS

This press release contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including statements regarding our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, success of acquisitions, future operations, market position, financial position, and prospects, plans, goals and objectives of management are forward-looking statements. The actual results, performance or achievements of the Corporation could differ materially from those projected in the forward-looking statements as a result of, among other factors, changes in general national or regional economic conditions, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, reductions in loan demand, changes in loan collectibility, default and charge-off rates, changes in the size and nature of the Corporation's competition, changes in legislation or regulation and accounting principles, policies and guidelines, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission, may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. The Corporation assumes no obligation to update forward-looking statements or update the reasons actual results, performance or achievements could differ materially from those provided in the forward-looking statements, except as required by law.

## Washington Trust Bancorp, Inc. and Subsidiaries
## CONSOLIDATED BALANCE SHEETS

| (Dollars in thousands) | (unaudited) March 31, 2008 | December 31 2007 |
|---|---:|---:|
| **Assets:** | | |
| Cash and noninterest-bearing balances due from banks | $ 32,420 | $ 30,817 |
| Interest-bearing balances due from banks | 1,080 | 1,973 |
| Federal funds sold and securities purchased under resale agreements | 8,808 | 7,600 |
| Other short-term investments | 1,211 | 722 |
| Mortgage loans held for sale | 1,854 | 1,981 |
| Securities available for sale, at fair value; | | |
| amortized cost $742,875 in 2008 and $750,583 in 2007 | 747,053 | 751,778 |
| Federal Home Loan Bank stock, at cost | 35,273 | 31,725 |
| Loans: | | |
| Commercial and other | 726,315 | 680,266 |
| Residential real estate | 577,892 | 599,671 |
| Consumer | 294,375 | 293,715 |
| Total loans | 1,598,582 | 1,573,652 |
| Less allowance for loan losses | 20,724 | 20,277 |
| Net loans | 1,577,858 | 1,553,375 |
| Premises and equipment, net | 24,989 | 25,420 |
| Accrued interest receivable | 10,976 | 11,427 |
| Investment in bank-owned life insurance | 41,809 | 41,363 |
| Goodwill | 50,479 | 50,479 |
| Identifiable intangible assets, net | 11,107 | 11,433 |
| Other assets | 19,470 | 19,847 |
| Total assets | $ 2,564,387 | $ 2,539,940 |
| | | |
| **Liabilities:** | | |
| Deposits: | | |
| Demand deposits | $ 165,822 | $ 175,542 |
| NOW accounts | 174,146 | 164,944 |
| Money market accounts | 327,562 | 321,600 |
| Savings accounts | 177,110 | 176,278 |
| Time deposits | 790,385 | 807,841 |
| Total deposits | 1,635,025 | 1,646,205 |
| Dividends payable | 2,678 | 2,677 |
| Federal Home Loan Bank advances | 658,048 | 616,417 |
| Junior subordinated debentures | 22,681 | 22,681 |
| Other borrowings | 23,057 | 32,560 |
| Accrued expenses and other liabilities | 31,679 | 32,887 |
| Total liabilities | 2,373,168 | 2,353,427 |
| | | |
| **Shareholders' Equity:** | | |
| Common stock of $.0625 par value; authorized 30,000,000 shares; | | |
| issued 13,492,110 shares in 2008 and 2007 | 843 | 843 |
| Paid-in capital | 34,779 | 34,874 |
| Retained earnings | 157,065 | 154,647 |
| Accumulated other comprehensive income (loss) | 1,784 | (239) |
| Treasury stock, at cost; 124,092 shares in 2008 and 137,652 in 2007 | (3,252) | (3,612) |
| Total shareholders' equity | 191,219 | 186,513 |
| Total liabilities and shareholders' equity | $ 2,564,387 | $ 2,539,940 |

## Washington Trust Bancorp, Inc. and Subsidiaries,
## CONSOLIDATED STATEMENTS OF INCOME

(Dollars and shares in thousands, except per share amounts)

| Three months ended March 31, | (unaudited) 2008 | 2007 |
|---|---:|---:|
| **Interest income:** | | |
| Interest and fees on loans | $ 24,970 | $ 23,934 |
| Interest on securities: | | |
| Taxable | 8,416 | 7,792 |
| Nontaxable | 780 | 668 |
| Dividends on corporate stock and Federal Home Loan Bank stock | 620 | 718 |
| Other interest income | 140 | 191 |
| Total interest income | 34,926 | 33,303 |
| **Interest expense:** | | |
| Deposits | 11,899 | 12,977 |
| Federal Home Loan Bank advances | 7,299 | 4,968 |
| Junior subordinated debentures | 338 | 338 |
| Other interest expense | 314 | 150 |
| Total interest expense | 19,850 | 18,433 |
| Net interest income | 15,076 | 14,870 |
| Provision for loan losses | 450 | 300 |
| Net interest income after provision for loan losses | 14,626 | 14,570 |
| **Noninterest income:** | | |
| Wealth management services: | | |
| Trust and investment advisory fees | 5,342 | 5,038 |
| Mutual fund fees | 1,341 | 1,262 |
| Financial planning, commissions and other service fees | 575 | 570 |
| Wealth management services | 7,258 | 6,870 |
| Service charges on deposit accounts | 1,160 | 1,125 |
| Merchant processing fees | 1,272 | 1,204 |
| Income from bank-owned life insurance | 447 | 391 |
| Net gains on loan sales and commissions on loans originated for others | 491 | 264 |
| Net (losses) gains on securities | (45) | 1,036 |
| Other income | 461 | 358 |
| Total noninterest income | 11,044 | 11,248 |
| **Noninterest expense:** | | |
| Salaries and employee benefits | 10,343 | 9,812 |
| Net occupancy | 1,138 | 1,017 |
| Equipment | 944 | 832 |
| Merchant processing costs | 1,068 | 1,019 |
| Outsourced services | 636 | 519 |
| Advertising and promotion | 386 | 429 |
| Legal, audit and professional fees | 543 | 450 |
| Amortization of intangibles | 326 | 368 |
| Debt prepayment penalties | – | 1,067 |
| Other expenses | 1,758 | 1,596 |
| Total noninterest expense | 17,142 | 17,109 |
| Income before income taxes | 8,528 | 8,709 |
| Income tax expense | 2,712 | 2,734 |
| Net income | $ 5,816 | $ 5,975 |
| | | |
| Weighted average shares outstanding - basic | 13,358.1 | 13,412.1 |
| Weighted average shares outstanding - diluted | 13,560.6 | 13,723.0 |
| **Per share information:** | | |
| Basic earnings per share | $ 0.44 | $ 0.45 |
| Diluted earnings per share | $ 0.43 | $ 0.44 |
| Cash dividends declared per share | $ 0.20 | $ 0.20 |

# Washington Trust Bancorp, Inc. and Subsidiaries
## SELECTED FINANCIAL HIGHLIGHTS (unaudited)

|  | At or for the Quarters Ended | | | | |
| --- | --- | --- | --- | --- | --- |
| (Dollars in thousands, except per share amounts) | Mar. 31, 2008 | Dec. 31, 2007 | Sept. 30, 2007 | June 30, 2007 | Mar. 31, 2007 |
| **Financial Data** | | | | | |
| Total assets | $ 2,564,387 | $ 2,539,940 | $ 2,431,762 | $ 2,393,882 | $ 2,399,962 |
| Total loans | 1,598,582 | 1,573,652 | 1,514,493 | 1,489,174 | 1,470,200 |
| Total securities | 747,053 | 751,778 | 688,709 | 676,204 | 706,406 |
| Total deposits | 1,635,025 | 1,646,205 | 1,655,887 | 1,669,089 | 1,683,592 |
| Total shareholders' equity | 191,219 | 186,513 | 177,897 | 171,188 | 175,527 |
| Net income | 5,816 | 5,787 | 6,556 | 5,482 | 5,975 |
| | | | | | |
| **Per Share Data** | | | | | |
| Basic earnings per share | $ 0.44 | $ 0.43 | $ 0.49 | $ 0.41 | $ 0.45 |
| Diluted earnings per share | $ 0.43 | $ 0.43 | $ 0.48 | $ 0.40 | $ 0.44 |
| Dividends declared per share | $ 0.20 | $ 0.20 | $ 0.20 | $ 0.20 | $ 0.20 |
| Book value per share | $ 14.30 | $ 13.97 | $ 13.33 | $ 12.87 | $ 13.12 |
| Tangible book value per share | $ 9.70 | $ 9.33 | $ 8.66 | $ 8.61 | $ 8.86 |
| Market value per share | $ 24.82 | $ 25.23 | $ 26.97 | $ 25.21 | $ 26.81 |
| | | | | | |
| **Key Ratios** | | | | | |
| Return on average assets | 0.90% | 0.94% | 1.10% | 0.92% | 1.00% |
| Return on average equity | 12.22% | 12.73% | 14.99% | 12.57% | 13.66% |
| | | | | | |
| **Capital Ratios** | | | | | |
| Tier 1 risk-based capital | 9.23% | 9.10% | 9.11% | 9.40% | 9.47% |
| Total risk-based capital | 10.49% | 10.39% | 10.43% | 10.73% | 10.84% |
| Tier 1 leverage ratio | 5.93% | 6.09% | 6.11% | 6.16% | 6.14% |
| | | | | | |
| **Average Yields (taxable equivalent basis)** | | | | | |
| **Assets** | | | | | |
| Residential real estate loans | 5.55% | 5.41% | 5.35% | 5.31% | 5.32% |
| Commercial and other loans | 6.95% | 7.39% | 7.62% | 7.64% | 7.86% |
| Consumer loans | 6.18% | 6.74% | 7.01% | 6.98% | 6.95% |
| Total loans | 6.28% | 6.51% | 6.62% | 6.59% | 6.66% |
| Short-term investments, federal funds sold and other | 2.69% | 4.72% | 5.10% | 4.36% | 5.75% |
| Taxable debt securities | 5.06% | 5.19% | 5.16% | 5.17% | 5.07% |
| Nontaxable debt securities | 5.68% | 5.59% | 5.61% | 5.65% | 5.69% |
| Corporate stocks and FHLBB stock | 5.89% | 7.00% | 7.03% | 7.15% | 7.46% |
| Total securities | 5.11% | 5.33% | 5.31% | 5.32% | 5.28% |
| Total interest-earning assets | 5.89% | 6.12% | 6.20% | 6.16% | 6.19% |
| **Liabilities** | | | | | |
| NOW accounts | 0.19% | 0.20% | 0.17% | 0.15% | 0.16% |
| Money market accounts | 3.13% | 3.93% | 3.90% | 3.92% | 3.88% |
| Savings accounts | 1.00% | 1.32% | 1.32% | 1.35% | 1.40% |
| Time deposits | 4.38% | 4.55% | 4.60% | 4.61% | 4.57% |
| FHLBB advances | 4.37% | 4.56% | 4.44% | 4.35% | 4.31% |
| Junior subordinated debentures | 5.99% | 5.91% | 5.91% | 5.98% | 6.04% |
| Other | 4.32% | 4.36% | 4.47% | 4.51% | 4.73% |
| Total interest-bearing liabilities | 3.63% | 3.85% | 3.78% | 3.77% | 3.73% |
| | | | | | |
| Interest rate spread (taxable equivalent basis) | 2.26% | 2.27% | 2.42% | 2.39% | 2.46% |
| Net interest margin (taxable equivalent basis) | 2.59% | 2.65% | 2.81% | 2.76% | 2.81% |
| | | | | | |
| **Wealth Management Assets (1)** | | | | | |
| Market value of assets under administration | $ 3,878,746 | $ 4,014,352 | $ 4,025,877 | $ 3,867,674 | $ 3,715,987 |

(1) Certain prior period amounts have been adjusted to conform to the current year presentation.

| | | At or for the Quarters Ended | | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | Mar. 31, 2008 | Dec. 31, 2007 | Sept. 30, 2007 | June 30, 2007 | Mar. 31, 2007 |
| **Period End Balances** | | | | | |
| **Loans** | | | | | |
| Commercial: | | | | | |
|    Mortgages | $ 309,684 | $ 278,821 | $ 276,995 | $ 265,560 | $ 271,817 |
|    Construction and development | 62,489 | 60,361 | 48,899 | 43,755 | 33,092 |
|    Other | 354,142 | 341,084 | 324,129 | 313,673 | 294,261 |
|    Total commercial | 726,315 | 680,266 | 650,023 | 622,988 | 599,170 |
| Residential real estate: | | | | | |
|    Mortgages | 565,031 | 588,628 | 566,776 | 572,321 | 577,823 |
|    Homeowner construction | 12,861 | 11,043 | 12,040 | 11,071 | 11,742 |
|    Total residential real estate | 577,892 | 599,671 | 578,816 | 583,392 | 589,565 |
| Consumer: | | | | | |
|    Home equity lines | 146,471 | 144,429 | 139,732 | 139,256 | 142,548 |
|    Home equity loans | 96,883 | 99,827 | 99,798 | 97,253 | 94,521 |
|    Other | 51,021 | 49,459 | 46,124 | 46,285 | 44,396 |
|    Total consumer | 294,375 | 293,715 | 285,654 | 282,794 | 281,465 |
|    Total loans | $ 1,598,582 | $ 1,573,652 | $ 1,514,493 | $ 1,489,174 | $ 1,470,200 |
| **Deposits** | | | | | |
|    Demand deposits | $ 165,822 | $ 175,542 | $ 182,830 | $ 177,210 | $ 175,010 |
|    NOW accounts | 174,146 | 164,944 | 172,378 | 174,715 | 176,006 |
|    Money market accounts | 327,562 | 321,600 | 312,257 | 290,046 | 290,273 |
|    Savings accounts | 177,110 | 176,278 | 189,157 | 196,105 | 204,465 |
|    Time deposits | 790,385 | 807,841 | 799,265 | 831,013 | 837,838 |
|    Total deposits | $ 1,635,025 | $ 1,646,205 | $ 1,655,887 | $ 1,669,089 | $ 1,683,592 |
| | | | | | |
| Brokered deposits included in time deposits | $ 126,972 | $ 129,798 | $ 130,017 | $ 159,297 | $ 163,089 |
| | | | | | |
| **Asset Quality Data** | | | | | |
| **Allowance for Loan Losses** | | | | | |
| Balance at beginning of period | $ 20,277 | $ 19,472 | $ 19,327 | $ 19,360 | $ 18,894 |
| Provision charged to earnings | 450 | 1,000 | 300 | 300 | 300 |
| Net (charge-offs) recoveries | (3) | (195) | (155) | (333) | 166 |
| Balance at end of period | $ 20,724 | $ 20,277 | $ 19,472 | $ 19,327 | $ 19,360 |
| | | | | | |
| **Loans 30 days or More Past Due** | | | | | |
| Commercial categories | $ 9,043 | $ 4,726 | $ 2,239 | $ 7,224 | $ 6,935 |
| Residential mortgages | 1,260 | 2,100 | 3,266 | 1,697 | 914 |
| Consumer loans | 101 | 197 | 358 | 145 | 169 |
| Total | $ 10,404 | $ 7,023 | $ 5,863 | $ 9,066 | $ 8,018 |
| | | | | | |
| **Nonperforming Assets** | | | | | |
| Commercial mortgages | $ 1,300 | $ 1,094 | $ 1,099 | $ 1,385 | $ 1,157 |
| Commercial construction and development | – | – | – | – | – |
| Other commercial | 3,081 | 1,781 | 581 | 645 | 1,021 |
| Residential real estate | 1,111 | 1,158 | 731 | 698 | 709 |
| Consumer | 208 | 271 | 262 | 241 | 216 |
| Total nonaccrual loans | $ 5,700 | $ 4,304 | $ 2,673 | $ 2,969 | $ 3,103 |
| Other real estate owned, net | – | – | – | – | – |
| Total nonperforming assets | $ 5,700 | $ 4,304 | $ 2,673 | $ 2,969 | $ 3,103 |
| | | | | | |
| Loans 30 days or more past due to total loans | 0.65% | 0.45% | 0.39% | 0.61% | 0.55% |
| Nonperforming assets to total assets | 0.22% | 0.17% | 0.11% | 0.12% | 0.13% |
| Nonaccrual loans to total loans | 0.36% | 0.27% | 0.18% | 0.20% | 0.21% |
| Allowance for loan losses to nonaccrual loans | 363.58% | 471.12% | 728.47% | 650.96% | 623.91% |
| Allowance for loan losses to total loans | 1.30% | 1.29% | 1.29% | 1.30% | 1.32% |

**Washington Trust Bancorp, Inc. and Subsidiaries**
**SELECTED FINANCIAL HIGHLIGHTS** (unaudited)

| (Dollars and shares in thousands, except per share amounts) | Three Months Ended March 31, 2008 | Three Months Ended March 31, 2007 |
|---|---|---|
| **Operating Results** | | |
| Net interest income | $ 15,076 | $ 14,870 |
| Provision for loan losses | 450 | 300 |
| Net (losses) gains on securities | (45) | 1,036 |
| Other noninterest income | 11,089 | 10,212 |
| Noninterest expenses | 17,142 | 17,109 |
| Income tax expense | 2,712 | 2,734 |
| Net income | 5,816 | 5,975 |
| | | |
| Basic earnings per share | $ 0.44 | $ 0.45 |
| Diluted earnings per share | $ 0.43 | $ 0.44 |
| Dividends declared per share | $ 0.20 | $ 0.20 |
| | | |
| Weighted average shares outstanding - basic | 13,358.1 | 13,412.1 |
| Weighted average shares outstanding - diluted | 13,560.6 | 13,723.0 |
| Shares outstanding at end of period | 13,492.1 | 13,492.1 |
| | | |
| **Key Ratios** | | |
| Return on average assets | 0.90% | 1.00% |
| Return on average equity | 12.22% | 13.66% |
| Interest rate spread (taxable equivalent basis) | 2.26% | 2.46% |
| Net interest margin (taxable equivalent basis) | 2.59% | 2.81% |
| | | |
| **Allowance for Loan Losses** | | |
| Balance at beginning of period | $ 20,277 | $ 18,894 |
| Provision charged to earnings | 450 | 300 |
| Net (charge-offs) recoveries | (3) | 166 |
| Balance at end of period | $ 20,724 | $ 19,360 |
| | | |
| Net (charge-offs) recoveries to average loans | .00% | .01% |
| | | |
| **Wealth Management Assets Under Administration (1)** | | |
| Balance at beginning of period | $ 4,014,352 | $ 3,609,180 |
| Net investment (depreciation) appreciation and income | (201,915) | 47,673 |
| Net customer cash flows | 66,309 | 59,134 |
| Balance at end of period | $ 3,878,746 | $ 3,715,987 |

(1) Prior period amounts have been adjusted to conform to the current year presentation.

The following table presents average balance and interest rate information.  Tax-exempt income is converted to a fully taxable equivalent basis using the statutory federal income tax rate.  For dividends on corporate stocks, the 70% federal dividends received deduction is also used in the calculation of tax equivalency.  Unrealized gains (losses) on available for sale securities are excluded from the average balance and yield calculations.  Nonaccrual and renegotiated loans, as well as interest earned on these loans (to the extent recognized in the Consolidated Statements of Income) are included in amounts presented for loans.

**Washington Trust Bancorp, Inc. and Subsidiaries**
**CONSOLIDATED AVERAGE BALANCE SHEETS** (unaudited)

| Three months ended March 31, | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| (Dollars in thousands) | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| **Assets** | | | | | | |
| Residential real estate loans | $ 601,564 | $ 8,297 | 5.55% | $ 592,059 | $ 7,773 | 5.32% |
| Commercial and other loans | 707,073 | 12,221 | 6.95% | 587,088 | 11,372 | 7.86% |
| Consumer loans | 292,800 | 4,497 | 6.18% | 281,572 | 4,825 | 6.95% |
| Total loans | 1,601,437 | 25,015 | 6.28% | 1,460,719 | 23,970 | 6.66% |
| Short-term investments, federal funds sold and other | 20,985 | 140 | 2.69% | 13,494 | 191 | 5.75% |
| Taxable debt securities | 668,701 | 8,416 | 5.06% | 622,981 | 7,792 | 5.07% |
| Nontaxable debt securities | 81,025 | 1,143 | 5.68% | 69,648 | 978 | 5.69% |
| Corporate stocks and FHLBB stock | 46,860 | 687 | 5.89% | 43,468 | 800 | 7.46% |
| Total securities | 817,571 | 10,386 | 5.11% | 749,591 | 9,761 | 5.28% |
| Total interest-earning assets | 2,419,008 | 35,401 | 5.89% | 2,210,310 | 33,731 | 6.19% |
| Non interest-earning assets | 168,709 | | | 171,033 | | |
| Total assets | $ 2,587,717 | | | $ 2,381,343 | | |
| **Liabilities and Shareholders' Equity** | | | | | | |
| NOW accounts | $ 162,509 | $ 78 | 0.19% | $ 169,675 | $ 68 | 0.16% |
| Money market accounts | 327,877 | 2,552 | 3.13% | 293,985 | 2,811 | 3.88% |
| Savings accounts | 174,733 | 432 | 1.00% | 205,572 | 710 | 1.40% |
| Time deposits | 811,767 | 8,837 | 4.38% | 832,492 | 9,388 | 4.57% |
| FHLBB advances | 672,116 | 7,299 | 4.37% | 467,448 | 4,968 | 4.31% |
| Junior subordinated debentures | 22,681 | 338 | 5.99% | 22,681 | 338 | 6.04% |
| Other | 29,247 | 314 | 4.32% | 12,797 | 150 | 4.73% |
| Total interest-bearing liabilities | 2,200,930 | 19,850 | 3.63% | 2,004,650 | 18,433 | 3.73% |
| Demand deposits | 165,934 | | | 170,977 | | |
| Other liabilities | 30,534 | | | 30,719 | | |
| Shareholders' equity | 190,319 | | | 174,997 | | |
| Total liabilities and shareholders' equity | $ 2,587,717 | | | $ 2,381,343 | | |
| Net interest income (FTE) | | $ 15,551 | | | $ 15,298 | |
| Interest rate spread | | | 2.26% | | | 2.46% |
| Net interest margin | | | 2.59% | | | 2.81% |

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:

(Dollars in thousands)

| Three months ended March 31, | 2008 | 2007 |
|---|---|---|
| Commercial and other loans | $ 45 | $ 36 |
| Nontaxable debt securities | 363 | 310 |
| Corporate stocks | 67 | 82 |
| Total | $ 475 | $ 428 |